EXHIBIT (a)(5)(P)

FOR IMMEDIATE RELEASE

For Accredited Home Lenders Holding Co.:

Rick Howe

(858) 676-2148

For Lone Star Funds:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

LONE STAR ANNOUNCES SATISFACTION OF CONDITIONS TO TENDER OFFER TO ACQUIRE ACCREDITED

DALLAS and SAN DIEGO, October 8, 2007—LSF5 Accredited Investments, LLC (“Lone Star”), a subsidiary of Lone Star Fund V (U.S.), L.P., today announced that all of the conditions to the closing of its tender offer to acquire all outstanding shares of common stock of Accredited Home Lenders Holding Co. (NASDAQ: LEND) (the “Company”) for $11.75 per share in cash have been satisfied. As of the close of business on October 5, 2007, Lone Star had received approximately 23,966,387 shares tendered into the offer representing over 95% of the outstanding shares of the Company.

Lone Star expects to accept and pay for all tendered shares no later than Thursday, October 11, 2007.

The tender offer is being conducted in connection with the merger of a Lone Star subsidiary with and into the Company as contemplated by the Agreement and Plan of Merger, dated as of June 4, 2007, as amended by the First Amendment, dated as of June 15, 2007, and the Second Amendment, dated as of September 18, 2007, by and among the Company, Lone Star and LSF5 Accredited Merger Co., Inc. Additional information regarding the merger, the tender offer and the related transactions can be found in the Company’s filings with the SEC, which are on the SEC’s website at www.sec.gov.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

About Accredited Home Lenders Holding Co.

Accredited Home Lenders Holding Co. is a non-prime mortgage company operating throughout the U.S. and in Canada. Accredited is in the business of originating, financing, securitizing, servicing, and selling non-prime mortgage loans secured by residential real estate. Founded in 1990, the company is headquartered in San Diego. Additional information may be found at www.accredhome.com.

About Accredited Mortgage Loan REIT Trust

Accredited Mortgage Loan REIT Trust, a subsidiary of Accredited Home Lenders Holding Co., is a Maryland real estate investment trust formed in May 2004 for the purpose of acquiring, holding and managing real estate assets.

About Lone Star Funds

Lone Star is a leading U.S. private equity firm. Since 1995, the principals of Lone Star have organized private equity funds totaling more than $13.3 billion to invest globally in corporate secured and unsecured debt instruments, real estate related assets and select corporate opportunities. Additional information may be found at www.lonestarfunds.com.

Forward Looking Statements

Certain matters discussed in this news release, including without limitation completion of the amended tender offer and merger and any expected benefits of the merger, constitute forward-looking statements within the meaning of the federal securities laws. Completion of the amended tender offer and merger is subject to satisfaction of a minimum tender condition, and there can be no assurance this condition can be satisfied or that the transactions described in this press release will be completed. In addition, actual results and the timing of certain events could differ materially from those projected in or contemplated by forward-looking statements due to a number of factors, including but not limited to, the risk factors and other disclosures contained in Accredited Home Lenders Holding Co.’s annual report on Form 10-K for the period ended December 31, 2006, its quarterly report on Form 10-Q for the quarter ended March 31, 2007, and the other disclosures contained in documents filed by the Company with the SEC. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.

Additional Information

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the amended tender offer statement and the amended solicitation/recommendation statement regarding the amended tender offer described in this press release because they contain important information. The amended tender offer statement was filed by Lone Star with the SEC on September 21, 2007, and the amended solicitation/recommendation statement was filed by Accredited with the SEC on September 24, 2007. Investors and security holders may obtain a free copy of these statements and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The amended tender offer statement and related materials, the amended solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.